SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/S/ CLIVE BURNS
Clive Burns
Head of Group Secretariat

PRUDENTIAL PLC ANNOUNCEMENT

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2.	Reason for the notification (please tick the appropriate box or boxes):

Increase or decrease in total voting rights and issued share capital

3.	Full name of person(s) subject to the notification obligation:

CAPITAL RESEARCH AND MANAGEMENT COMPANY

4.	Full name of shareholder(s) (if different from 3.):

N/A

5.	Date of the transaction and date on which the threshold is crossed or reached:

29 June 2010

6.	Date on which issuer notified:

2 July 2010

7.	Threshold(s) that is/are crossed or reached:

Holding has gone below 13%

8.	Notified details:

8A:	Voting rights attached to shares

Class/type of shares: Ordinary 5p

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights

329,847,111	329,847,111

Resulting situation after the triggering transaction:

No of shares		No of voting rights		% of voting rights
Direct	Indirect	Direct	Indirect	Direct	Indirect

0	329,847,111	0	329,847,111	N/A	12.99

8B:	Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights

N/A

8C:	Financial Instruments with similar economic effect to Qualifying Financial Instruments

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
				Nominal	Delta

N/A	N/A	N/A	N/A	N/A	N/A

Total (A+B+C):

Number of voting rights	% of voting rights

329,847,111	12.99%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10.	Name of the proxy holder:

N/A

11.	Number of voting rights proxy holder will cease to hold:

N/A

12.	Date on which proxy holder will cease to hold voting rights:

N/A

13.	Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for enquiries

Anneka Kingan, Group Secretariat

020 7548 3807

Company official responsible for making notification

Clive Burns, Head of Group Secretariat

020 7548 3805